Exhibit 99.a

FOR IMMEDIATE RELEASE

January 31, 2006

NOVA Chemicals’ Corunna, Ontario, facility resumes normal operations

Pittsburgh, PA – NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced that its Corunna, Ontario, manufacturing facility has returned to normal operations following a maintenance outage that was extended primarily due to equipment problems.

NOVA Chemicals’ Corunna ethylene flexi-cracker resumed production on January 24, 2006, and is now producing and shipping ethylene and all related co-products. NOVA Chemicals’ Sarnia, Ontario, area polyethylene facilities are returning to normal production rates.

The company lifted its force majeure on hydrogen on January 30, 2006. The force majeure declarations on ethylene, polyethylene, propylene, and other co-products are expected to be lifted individually during February, as sufficient inventories are built to provide steady supplies to customers. The negative impact to net income in the first quarter of 2006 is expected to be U.S. $20 - $25 million.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life. Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship. Company shares are traded on the Toronto and New York stock exchanges as NCX. Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel:  +1 412.490.4166

E-mail: wilkinga@novachem.com

Investor Relations inquiries, please contact:

Chris Bezaire – Vice President, Investor Relations

Tel: +1 412.490.5070

E-mail: chris.bezaire@novachem.com

Forward-Looking Information

The information in this news release contains forward-looking statements, including, but not limited to, the statement concerning the first quarter 2006 expected impact on earnings from the outage at NOVA Chemicals’ Corunna, Ontario, manufacturing facility.  By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; the impact of competition; changes in customer demand; and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.